Exhibit 21.1

List of Subsidiaries, as of December 3, 2004

Key Technology, Inc., an Oregon corporation (the Registrant)
•	Key Technology Holdings USA LLC, an Oregon limited liability company
•	Suplusco Holding B.V., a Netherlands corporation
•	Key Technology B.V., a Netherlands corporation
•	Key Technology AMVC LLC, an Oregon limited liability company
•	Key Technology Australia Pty. Ltd.